

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2015

Paul Rauner, President
HDS International Corp.
9272 Olive Boulevard
St. Louis, MO 63132

> **Re:** **HDS International Corp.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed June 16, 2015**
> **File No. 000-53949**

Dear Mr. Rauner:

We have reviewed your revised information statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your information statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2015 letter.

General

1.   We reissue prior comments 1 through 4 of our prior letter, insofar as you have not revised your information statement to respond to these comments or provided analysis stating why you believe such revisions are not required.

Reverse Stock Split

Reasons for the Reverse Stock Split, page 11

2.   You indicate you are effecting the reverse stock split in order to issue shares of common stock to certain creditors upon conversion of debt. Please expand your disclosure to provide a materially complete description of the terms of these convertible securities. Refer to Item 11 of Schedule 14A, applicable to you via Item 1 of Schedule 14C.

Further, as requested in our prior letter, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ivan Griswold at (202) 551-3853 or, in his absence, me at (202) 551-3487 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director